SECURITIE ... SSION

03012219

CM

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

AK 3/11/03

| SEC FILE NUMBER |
|---|
| 8-25357 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crestview Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| 08445 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
431 Post Road East, Suite One
(No. and Street)

| Westport | CT | 06880-4403 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman M. Marland (203) 222-0333
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lye & Lye, P.C.
(Name – *if individual, state last, first, middle name*)

| One Evergreen Avenue | Hamden | CT | 06518 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C.
155

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BP 3/20

## OATH OR AFFIRMATION

I, Norman M. Marland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crestview Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman M. Marland
Signature

President
Title

Gina Christine Gouy
Notary Public My Commission Expires: 12/31/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segreation-Customers' Regulated Commodity Futures Accounts Pursuant to Rule 17a-5.

TABLE OF CONTENTS

Lye & Lye, P.C.
Certified Public Accountants
One Evergreen Avenue, Hamden, CT 06518
(203) 281-3231 • Fax (203) 230-0174

Leonard F. Lye, II
Ruth R. Lye

# INDEPENDENT AUDITOR'S REPORT

Mr. Norman M. Marland, President
Crestview Securities, Inc.
431 Post Road East
Westport, CT 06880

We have audited the accompanying statement of financial condition of Crestview Securities, Inc. (a Subchapter S Corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crestview Securities, Inc. at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lye + Lye, PC
Lye & Lye, P.C.
Hamden, Connecticut
February 26, 2003

CRESTVIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

| | | |
|---|---|---|
| Current Assets: | | |
| Cash | $ | 39,980 |
| Cash Segregated under Federal and other Regulations | | 23 |
| Commissions Receivable | | 41,243 |
| TOTAL ASSETS | $ | 81,246 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities: | | |
| Accounts Payable | $ | 3,325 |
| Stockholder's Equity: | | |
| Common Stock, par value $.10, 5,000 shares authorized, 1,100 shares outstanding | | 110 |
| Capital in Excess of Par | | 23,140 |
| Retained Earnings | | 54,671 |
| Total Stockholder's Equity | | 77,921 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 81,246 |

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUES | |
| Commission Income | $ 151,470 |
| Interest & Dividends | 230 |
| TOTAL INCOME | 151,700 |
| EXPENSES | |
| Commission Expense | 67,000 |
| Rent | 10,293 |
| Regulatory Fees | 4,355 |
| Professional Fees | 4,550 |
| Utilities | 1,962 |
| Insurance | 895 |
| Office Supplies | 448 |
| Seminars | 390 |
| Bank Fees | 3 |
| TOTAL EXPENSES | 89,896 |
| INCOME BEFORE STATE INCOME TAXES | 61,804 |
| STATE INCOME TAXES | 400 |
| NET INCOME | $ 61,404 |

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | Capital in Excess of Par | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2002 | $ 110 | $ 23,140 | $ 54,267 | $ 77,517 |
| Net Income | | | 61,404 | 61,404 |
| Distribution to Shareholder | | | (61,000) | (61,000) |
| Balance, December 31, 2002 | $ 110 | $ 23,140 | $ 54,671 | $ 77,921 |

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT CF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 61,404 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in commissions receivable | | (8,024) |
| Increase in accounts payable | | 125 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 53,505 |
| CASH FLOWS FROM FINANCING ACTIVITES | | |
| Distribution to shareholder | | (61,000) |
| NET CASH USED BY FINANCING ACTIVITIES | | (61,000) |
| NET DECREASE IN CASH | | (7,495) |
| CASH AT BEGINNING OF YEAR | | 47,498 |
| CASH AT END OF YEAR | $ | 40,003 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | | |
|---|---|---|
| State Income Taxes Paid | $ | 400 |
| Interest Paid | $ | - 0 - |

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. Summary of Significant Accounting Policies

Accounting Basis

The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes. The accompanying financial statements represent the transactions of the Company for the year ended December 31, 2002.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash to consist of cash on hand, undeposited checks, and balance in correspondent bank account adjusted for reconciling items. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2002.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. Concentration of Credit Risk

The Company sells shares in investment companies, private placements of stocks, bonds and limited partnerships and other investment products to customers in various states throughout the country in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Commissions earned are received within one month.

CRESTVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $77,921, which was $72,921 in excess of its required net capital of $5,000. The Company's net capital ratio was .0427 to 1.

4. Cash Segregated Under Federal and Other Regulations

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The Company claims exemption from Rule 15c3-3 based upon Section 15c3-3(k)(2)(A). The Company maintains a "Special Account for the Exclusive Benefit of Customers".

5. Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for Federal income taxes has been included in the financial statements.

The state income tax provision relates to income taxes due in certain states which do not recognize the Company's "S" corporation status or which have minimum tax amounts.

6. Related Party Transactions

The Company pays commissions to Norman M. Marland, the Company's sole shareholder and president. During the year ended December 31, 2002, he was paid $67,000, which is included in commissions expense on the statement of income.

7. Operating Lease

The Company occupies office facilities, which are leased by the president and sole shareholder, Norman M. Marland. The lease agreement, which expires in June 2002, requires a monthly rent of $955. Although the Company is not legally bound under the lease, the Company paid $10,293, as it's share of the rent, during the year, which is included as rent expense on the income statement.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CRESTVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

| | |
|---|---|
| Net Capital | |
| Stockholder's Equity | $ 77,921 |
| | |
| Net Capital December 31, 2002 | $ 77,921 |
| | |
| Aggregate Indebtedness | |
| Items Included in Statement of Financial Condition: | |
| Accounts Payable | $ 3,325 |
| | |
| Total Aggregate Indebtedness | $ 3,325 |
| | |
| Computation of Basic Net Capital Requirement | |
| Minimum Net Capital Requirement | $ 5,000 |
| Excess Net Capital | $ 72,921 |
| Excess Net Capital at 1000 Percent | $ 77,588 |
| Ratio of Aggregate Indebtedness to Net Capital | .0427 : 1 |

See Accompanying Notes and Accountant's Report.

Lye & Lye, P.C.
Certified Public Accountants
One Evergreen Avenue, Hamden, CT 06518
(203) 281-3231 • Fax (203) 230-0174
Leonard F. Lye, II
Ruth R. Lye

Schedule II

CRESTVIEW SECURITIES, INC.
AUDITOR'S STATEMENT ON NET CAPITAL

Mr. Norman Marland, President
Crestview Securities Inc.
431 Post Road East
Westport, CT 06880

Dear Mr. Marland,

No material differences exist between the audited and unaudited computations submitted by the Corporation of net capital and aggregate indebtedness pursuant to the Securities and Exchange Commission Rule 15c3-1 as of December 31, 2002.

Lye + Lye, PC
Lye & Lye, P.C.
Hamden, Connecticut
February 26, 2003

Lye & Lye, P.C.
Certified Public Accountants

One Evergreen Avenue, Hamden, CT 06518
(203) 281-3231 • Fax (203) 230-0174

Leonard F. Lye, II
Ruth R. Lye

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker - Dealer Claiming an Exemption
From SEC Rule 15c3-3

Mr. Norman Marland, President
Crestview Securities, Inc.
431 Post Road East
Westport, CT 06880

In planning and performing our audit of the financial statements and supplemental schedules of Crestview Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lye & Lye, PC

Lye & Lye, P.C.
Hamden, Connecticut
February 26, 2003